UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February and March, 2023.

Commission File Number: 001-41566

KWESST Micro Systems Inc.
(Exact Name of Registrant as Specified in Charter)

155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, K2M 2A8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠  Form 40-F □

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KWESST MICRO SYSTEMS INC.
(Registrant)

Date: April 5, 2023	By:	/s/ David Luxton
	Name:	David Luxton
	Title:	Executive Chairman and Interim Chief Financial Officer

EXHIBIT INDEX

99.1	Notice of Annual and Special Meeting of Shareholders dated February 13, 2023
99.2	Management Information Circular dated February 13, 2023
99.3	Cover Letter dated March 1, 2023